SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of September 12, 2011

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

7th Floor

10 Fleet Place

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On September 12, 2011 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s unaudited financial results for the three and six months ended June 30, 2011. A copy of such press release condensed for the three months ended June 30, 2011 is attached to this report.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated September 12, 2011, regarding Global Crossing (UK) Telecommunications Limited’s consolidated financial results for the three months ended June 30, 2011.

Exhibit 99.1

Global Crossing Reports GCUK’s

Second Quarter 2011 Results

FOR IMMEDIATE RELEASE: MONDAY, SEPTEMBER 12, 2011

London — Global Crossing Limited (NASDAQ: GLBC), a leading global IP solutions provider, today announced second-quarter results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Highlights

For the second quarter of 2011, GCUK generated revenue of 72 million pounds and Operating Income Before Depreciation and Amortization (OIBDA) of 12 million pounds. (OIBDA is a non-GAAP measure defined and reconciled below.) The company also reported cash generated from operations of 8 million pounds before interest payments of 16 million pounds.

“We continue to invest in advanced IP-based networking solutions and highly skilled sales resources to expand and diversify our enterprise customer base in the UK,” said John Legere, chief executive officer of Global Crossing. “Meanwhile, we are successfully positioning for broader opportunities with UK government customers. In fact, GCUK was recently approved as a supplier for UK Government’s Managed Telecommunications Convergence Framework, which broadens our addressable market opportunity to an additional 6 million government users. We also received full Public Service Network certification from the UK Cabinet Office for delivery of its Government Conveyance Network and PSN Internet Protocol Virtual Private Network services to the Public Sector.”

Second Quarter Results

GCUK generated revenue of 72 million pounds in the second quarter, a sequential decrease of 2 percent and a year-over-year decrease of 7 percent. Sequentially, GCUK revenue declined due to lower equipment sales, partially offset by higher sales of services to non-government enterprise customers. Year-over-year, “invest and grow” revenue declined principally due to price reductions associated with recent contract renewals and extensions, accompanied by lower equipment sales.

Gross profit was 26 million pounds for the quarter, essentially flat sequentially and a decrease of 3 million pounds year-over-year. The year-over-year decrease was primarily driven by lower revenue.

GCUK’s OIBDA for the second quarter was 12 million pounds, compared to 13 million pounds in the first quarter of 2011 and 15 million pounds in the second quarter of 2010. The sequential and year-over-year decreases were primarily due to price reductions associated with recent contract renewals and extensions.

GCUK recorded a net loss of 5 million pounds for the second quarter, compared with a net loss of 1 million pounds in the first quarter of 2011 and a net loss of 3 million pounds in the second quarter of 2010. The sequential increase in net loss was primarily due to unfavorable foreign exchange impacts on net U.S dollar denominated debt. The year-over-year increase in net loss was primarily due to lower OIBDA.

Cash and Liquidity

As of June 30, 2011, GCUK had cash and cash equivalents of 27 million pounds, compared with 37 million pounds on March 31, 2011 and 38 million pounds on June 30, 2010.

GCUK’s cash and cash equivalents decreased 10 million pounds in the second quarter. Net cash used in operating activities during the second quarter totaled 8 million pounds after interest payments of 16 million pounds. During the quarter, GCUK recorded purchases of property, plant and equipment of 3 million pounds and principal payments on finance leases of 1 million pounds.

International Financial Reporting Standards

GCUK’s results reported here include unaudited consolidated financial results for the three months ended June 30, 2011, March 31, 2011 and June 30, 2010; the unaudited consolidated balance sheet as of June 30, 2011; and the audited consolidated balance sheet as of December 31, 2010, all in accordance with IFRS and in pounds sterling, as published by the International Accounting Standards Board (IASB). GCUK’s results for the second quarters of 2011 and 2010 and the first quarter of 2011 were included in Global Crossing’s consolidated results previously reported on July 27, 2011, in accordance with U.S. GAAP and in U.S. dollars.

Non-GAAP Financial Measures

Consistent with the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include a definition of OIBDA, as well as a reconciliation of such measure to the most directly comparable financial measure calculated in accordance with IFRS.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) is a leading global IP, Ethernet, data center and video solutions provider with the world’s first integrated global IP-based network. The company offers a full range of data, voice, collaboration, broadcast and media services delivered with superior customer service.

Global Crossing provides services to enterprises (including approximately 40 percent of the Fortune 500); government departments and agencies; and 700 carriers, mobile operators and ISPs. It delivers converged IP services to more than 700 cities in more than 70 countries, and has 17 world-class data centers in major business centers around the globe.

Please visit www.globalcrossing.com for more information about Global Crossing.

# # #

Website Access to Company Information

Global Crossing maintains a corporate website at www.globalcrossing.com, and you can find additional information about the company through the Investors pages on that website at http://investors.globalcrossing.com. Global Crossing utilizes its website as a channel of distribution of important information about the company. Global Crossing routinely posts financial and other important information regarding the company and its business, financial condition and operations on the Investors web pages.

Visitors to the Investors web pages can view and print copies of Global Crossing’s SEC filings, including periodic and current reports on Forms 10-K, 10-Q, 8-K, and in respect of GCUK’s Forms 20-F and 6-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the standing committees of Global Crossing’s Board of Directors, its Corporate Governance Guidelines, Ethics Policy, press releases and analysts presentations are all available through the Investors web pages.

Please note that the information contained on any of Global Crossing’s websites is not incorporated by reference in, or considered to be a part of, any document unless expressly incorporated by reference therein.

# # #

This press release contains statements about expected future events and financial results that are forward looking and subject to risks and uncertainties that could cause the actual results to differ materially, including: the failure to occur of any condition to the closing of the acquisition of Global Crossing by Level 3 and uncertainties as to the timing of the closing; the failure to achieve or any delay in achieving expected synergies and other financial benefits from the acquisition; changes in Global Crossing’s risk profile resulting from the acquisition; limitations on Global Crossing’s financial and operational flexibility that arise under the covenants in the amalgamation agreement that could restrict it from taking advantage of opportunities to strategically enhance its business or improve its capital structure; delays or reductions in purchases from Global Crossing by customers because of their perceived uncertainty about its ability to meet their needs after closing of the acquisition; disruptions in Global Crossing’s business due to current and prospective employees experiencing uncertainty about their future roles with the company and the diversion of their time and attention from ongoing business operations; Global Crossing’s history of substantial operating losses and the fact that, in the near term, funds from operations will not satisfy cash requirements; the availability of future borrowings in an amount sufficient to pay Global Crossing’s indebtedness and to fund its other liquidity needs; legal and contractual restrictions on the inter-company transfer of funds by Global Crossing’s subsidiaries; Global Crossing’s ability to continue to connect its network to incumbent carriers’ networks or maintain Internet peering arrangements on favorable terms; the consequences of any inadvertent violation of Global Crossing’s Network Security Agreement with the U.S. Government; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; political, legal and other risks due to Global Crossing’s substantial international operations; risks associated with movements in foreign currency exchange rates; risks related to restrictions on the conversion of the Venezuelan bolivar into U.S. dollars and to the resultant buildup of a material excess bolivar cash balance, which is carried on Global Crossing’s books at the official exchange rate, attributing to the bolivar a value that is significantly greater than the value that would prevail on an open market; potential weaknesses in internal controls of acquired businesses, and difficulties in integrating internal controls of those businesses with Global Crossing’s own internal controls; exposure to contingent liabilities; and other risks referenced from time to time in Global Crossing’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Kate Rankin

+ 1 973 937 0417

Kate.Rankin@globalcrossing.com

Analysts/Investors Contact

Mark Gottlieb

+ 1 800 836 0342

glbc@globalcrossing.com

Gino Mathew

United Kingdom

+ 1 973 937 0133

gino.mathew@globalcrossing.com

IR/PR1

6 Schedules to Follow

SCHEDULE 1:	CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

SCHEDULE 2:	CONSOLIDATED STATEMENTS OF OPERATIONS

SCHEDULE 3:	CONSOLIDATED STATEMENTS OF CASH FLOWS

SCHEDULE 4:	SUMMARY OF CONSOLIDATED REVENUES

SCHEDULE 5:	SUPPLEMENTAL INFORMATION PROVIDED PURSUANT TO THE INDENTURE GOVERNING THE GCUK SENIOR SECURED NOTES

SCHEDULE 6:	RECONCILIATION OF OIBDA TO NET LOSS

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Schedule 1
Consolidated Statements of Financial Position
Results below are in pounds sterling in thousands

	June 30, 2011	December 31, 2010
	(unaudited)

Non-current assets
Intangible assets, net	£10,789	£10,524
Property, plant and equipment, net	128,046	139,269
Investment in associate	182	218
Retirement benefit asset	299	299
Trade and other receivables	39,363	38,768

	178,679	189,078

Current assets
Trade and other receivables, net	58,787	49,718
Cash and cash equivalents	26,564	49,224

	85,351	98,942

Total assets	£264,030	£288,020

Current liabilities
Trade and other payables	£(69,510)	£(72,680)
Senior secured notes	(1,207)	(10,857)
Deferred revenue	(36,289)	(39,608)
Provisions	(1,219)	(2,011)
Obligations under finance leases	(6,726)	(7,111)
Other debt obligations	—	(18)

	(114,951)	(132,285)

Non-current liabilities
Trade and other payables	(22,348)	(22,874)
Senior secured notes	(267,772)	(262,538)
Deferred revenue	(73,932)	(79,099)
Retirement benefit obligation	(1,842)	(1,842)
Provisions	(1,707)	(1,636)
Obligations under finance leases	(8,088)	(8,109)

	(375,689)	(376,098)

Total liabilities	(490,640)	(508,383)

Net liabilities	£(226,610)	£(220,363)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	32,520	32,330
Accumulated deficit	(259,231)	(252,794)

Total equity	£(226,610)	£(220,363)

Global Crossing (UK) Telecommunications Limited and Subsidiaries
Consolidated Statements of Operations	Schedule 2
Results below are in pounds sterling in thousands

	Three Months Ended
	June 30, 2011	March 31, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)

Revenue	£72,181	£73,855	£77,994
Cost of sales	(46,160)	(47,570)	(49,317)

Gross profit	26,021	26,285	28,677

Distribution costs	(6,791)	(7,030)	(6,334)
Administrative expenses	(16,601)	(17,117)	(17,316)

Operating profit	2,629	2,138	5,027

Finance revenue	1,064	1,119	1,161
Finance charges	(8,896)	(9,155)	(9,385)
Net foreign exchange (loss)/gain on foreign currency borrowings, net	(83)	4,711	(220)

Loss before tax	(5,286)	(1,187)	(3,417)

Tax benefit (charge)	10	26	(5)

Loss for the period	£(5,276)	£(1,161)	£(3,422)

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Schedule 3
Consolidated Statements of Cash Flows
Results below are in pounds sterling in thousands

	For the Three Months Ended
	June 30, 2011	March 31, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)
Operating activities
Loss for the period	£(5,276)	£(1,161)	£(3,422)
Adjustments for:
Finance costs, net	7,915	3,325	8,444
Income tax charges	(10)	(26)	5
Depreciation of property, plant and equipment	8,458	8,449	8,557
Amortization of intangible assets	610	609	556
Amortization of prepaid connection costs	1,154	1,541	1,623
Share based payment expense	90	100	107
Loss on disposal of property, plant and equipment	19	12	—
Equity income for associate	—	36	—
Change in long term deferred revenue	(1,686)	(3,481)	(4,678)
Change in long term other assets and liabilities	(1,342)	(1,097)	(929)
Change in operating working capital:
- Change in trade accounts receivable and accrued income	(7,278)	3,806	813
- Change in trade accounts payable and accrued cost of access	4,511	(5,115)	8,983
- Change in other receivables current	(7,949)	(2,320)	765
- Change in other payables current	8,745	(14,372)	1,132

Cash generated from operations	7,961	(9,694)	21,956
Interest paid	(15,954)	(1,599)	(16,922)

Net cash (used in)/provided by operating activities	£(7,993)	£(11,293)	£5,034

Investing activities
Interest received	£1,370	£2,790	£6,063
Proceeds from disposal of property, plant and equipment	18	—	—
Purchase of property, plant and equipment	(2,598)	(4,317)	(4,304)

Net cash used in investing activities	£(1,210)	£(1,527)	£1,759

Financing activities
Repayment of senior secured notes	£—	£—	£(221)
Proceeds from sale/leaseback	—	2,513	—
Repayments of capital elements under finance leases	(1,108)	(2,024)	(1,191)
Repayment of capital element of other debt obligations	—	(18)	(39)

Net cash provided by/(used in) financing activities	£(1,108)	£471	£(1,451)

Net (decrease)/increase in cash and cash equivalents	(10,311)	(12,349)	5,342
Cash and cash equivalents at beginning of period	36,875	49,224	32,918

Cash and cash equivalents at end of period	£26,564	£36,875	£38,260

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Schedule 4
Summary of Consolidated Revenues
Results below are in pounds sterling in thousands

	Three Months Ended
	June 30, 2011	March 31, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise, carrier data and indirect sales channels	£71,603	£73,328	£76,938
Carrier voice	470	419	931

Revenues from third party customers	72,073	73,747	77,869
Revenues from Global Crossing group companies	108	108	125

Consolidated revenues	£72,181	£73,855	£77,994

Schedule 5

SUPPLEMENTAL INFORMATION PROVIDED PURSUANT TO THE INDENTURE GOVERNING THE GCUK SENIOR SECURED NOTES

GCUK is required to provide the holders of its Senior Secured Notes due 2014 with quarterly information pursuant to Section 4.17(a)(2) of the indenture governing such notes. For quarters prior to the first quarter of 2010, GCUK satisfied this requirement by providing the note holders with a quarterly report separate and apart from its quarterly earnings press releases. Starting with the first quarter of 2010, GCUK has satisfied this requirement by providing the note holders with its quarterly earnings press releases. This schedule of supplemental information is being included with the earnings press release to ensure that the information being provided complies with Section 4.17(a)(2) of the indenture.

Liquidity and Capital Resources

GCUK’s ability to make payments on and to refinance its indebtedness and to fund planned capital expenditures will depend on its ability to generate cash in the future. This depends to a degree on general economic, financial, competitive, legislative, regulatory and other factors that are beyond GCUK’s control.

Based on GCUK’s current level of operations, expected revenue growth trends and anticipated cost management and operating improvements, GCUK believes its future cash flow from operations, available cash and cash available from financing activities will be adequate to meet its future liquidity needs for at least the next twelve months. However, GCUK currently expects its cash and cash equivalents to decrease in 2011 as a result of relatively flat operating performance and greater working capital requirements as compared to 2010.

There can be no assurance that GCUK’s business will generate sufficient cash flow from operations that currently anticipated operating improvements will be realized on schedule or that future borrowings will be available to GCUK in an amount sufficient to enable it to pay its indebtedness or to fund its other liquidity needs. GCUK will need to refinance all or a substantial portion of its indebtedness on or before maturity. GCUK cannot provide assurances that it will be able to refinance any of its indebtedness on commercially reasonable terms or at all.

GCUK monitors its capital structure on an ongoing basis and from time to time considers financing and refinancing options to improve its capital structure and to enhance its financial flexibility. GCUK’s ability to enter into new financing arrangements is subject to restrictions in its outstanding debt instruments. In addition, the interim operating covenants in the agreement of amalgamation between Level 3 Communications, Inc. and Global Crossing Limited (GCUK’s parent company) also limit GCUK’s financial and operational flexibility unless Level 3’s consent is obtained. These covenants include, among others, agreements by Global Crossing on behalf of it and its subsidiaries (including GCUK) (i) to continue conducting their businesses in the ordinary course, consistent with past practice and in compliance with applicable law, during the interim period between the execution of the amalgamation agreement on April 10, 2011 and consummation of the amalgamation between Level 3 and Global Crossing and (ii) not to engage in certain specified kinds of transactions during that period without Level 3’s consent, including equity and debt financings, including any such financings that may be needed for general corporate purposes during the period prior to the consummation of the Amalgamation, which could be delayed due to the need for regulatory approvals or otherwise. Subject to the foregoing restrictions, at any given time GCUK may pursue a variety of financing opportunities, and its decision to proceed with any financing will depend, among other things, on prevailing market conditions, near term maturities and available terms. In addition, from time to time GCUK reviews its operations and may consider opportunities to strategically enhance, expand or change its operations and leverage its capabilities. The aforementioned covenants in the amalgamation agreement may limit GCUK’s flexibility to take advantage of such opportunities unless Level 3’s consent is obtained. If GCUK pursues any such opportunities, it may require additional equity or debt financing, and there can be no assurance that it will be able to obtain such financing on favorable terms or at all or that Level 3 will provide any necessary consent to pursue such financings. Undertaking any such initiatives may place greater demands on GCUK’s cash flows due to increased capital and operating expenses and debt service.

At June 30, 2011, GCUKs available liquidity consisted of £27 million of unrestricted cash and cash equivalents.

In the long term, GCUK expects its operating results and cash flows to improve as a result of growth of its revenues, including the economies of scale expected to result from such growth, and from ongoing cost management initiatives, including initiatives to optimize the access network and effectively lower unit prices. Thus, in the long term, GCUK expects to generate positive cash flow from operating activities in an amount sufficient to fund all investing and financing requirements, subject to the need to refinance the GCUK Senior Secured Notes. However, its ability to improve cash flows is subject to the risks and uncertainties, such as the variability of quarterly cash flows, discussed below.

In the short term, GCUK expects cash provided by operating activities to exceed purchases of property and equipment. This expectation is based in part on the raising of financing for certain property and equipment from vendors and other third parties in similar amounts to 2010. Its ability to arrange such financings is subject to negotiating acceptable terms from equipment vendors and financing parties. In addition, GCUK’s short term liquidity and more specifically its quarterly cash flows are subject to considerable variability as a result of the timing of interest payments as well as the following factors.

•

Working capital variability significantly impacts its cash flows and can cause its intra-quarter cash balances to drop to levels significantly lower than those levels prevailing at the end of a quarter.

•	The UK government’s austerity measures aimed at reducing costs in a wide range of areas, including telecommunications could have a negative effect on GCUK’s future revenue performance.

•

Within 120 days after each calendar year, GCUK must offer to purchase a portion of the Senior Secured Notes at 100% of their principal amount using 50% of the Operating Cash Flow (as defined in the Indenture) for that year. In respect of 2010, it offered to purchase £11 million of the Notes, excluding accrued interest. No Notes were tendered.

If the current year to date results were the results for the full year to December 31, 2011, the Company would be obliged to make an Annual Repurchase Offer of approximately £1 million, inclusive of accrued but unpaid interest.

•

GCUK’s liquidity may also be adversely affected if it is found liable in respect of contingent legal, tax and other liabilities. The amount and timing of the resolution of these contingencies remain uncertain.

Global Crossing (UK) Telecommunications Limited and Subsidiaries	Schedule 6
Reconciliation of Net (Loss) Profit to OIBDA
Results below are in pounds sterling in thousands

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of net (loss) profit under IFRS to OIBDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial measure.

OIBDA is defined as operating profit before depreciation and amortization and foreign exchange (losses) gains on operating working capital movements, based upon our consolidated statements of operations. OIBDA differs from operating profit, in that it excludes depreciation and amortization. Such excluded expenses primarily reflect the non-cash impacts of historical capital investments, as opposed to the cash impacts of capital expenditures made in recent periods. In addition, OIBDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for reinvestment, distributions or other discretionary uses.

Management uses OIBDA as an important part of our internal reporting and planning processes and as a key measure to evaluate profitability and operating performance, make comparisons between periods, and to make resource allocation decisions. Management believes that the investment community uses similar performance measures to compare performance of competitors in our industry.

There are material limitations to using non-GAAP financial measures. Our calculation of OIBDA may differ from similarly titled measures used by other companies, and may not be comparable to those other measures. Additionally, OIBDA does not include certain significant items such as depreciation and amortization, finance revenue, finance charges, foreign exchange (losses) gains, income taxes and other non-operating profit or loss items. OIBDA should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with GAAP.

Management believes that OIBDA is useful to our investors as it is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. OIBDA provides investors with an indication of the underlying performance of our everyday business operations. It excludes the effect of items associated with our capitalization and tax structures, such as interest income, interest expense and income taxes, and of other items not associated with our everyday operations.

	Three Months Ended
	June 30, 2011	March 31, 2011	June 30, 2010
	(unaudited)	(unaudited)	(unaudited)

Net loss	£(5,276)	£(1,161)	£(3,422)
Tax (benefit)/charge	(10)	(26)	5
Finance revenue	(1,064)	(1,119)	(1,161)
Finance charges	8,896	9,155	9,385
Net foreign exchange loss/(gain) on foreign currency borrowings, net	83	(4,711)	220

Operating profit	2,629	2,138	5,027
Depreciation and amortization	9,750	10,127	10,105
Other foreign exchange gain/(loss), loss on disposal of fixed assets and other income	55	370	(17)

OIBDA	£12,434	£12,635	£15,115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/s/ Edward T. Higase
Name: Edward T. Higase
Title: Managing Director

Date: September 12, 2011